UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Body Central Corp.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

09689U 102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09689U 102		Schedule 13G

1	Names of Reporting Persons. WVCP Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power See Item 5

	6	Shared Voting Power See Item 5

	7	Sole Dispositive Power See Item 5

	8	Shared Dispositive Power See Item 5

9	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) See Item 5

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 09689U 102		Schedule 13G

1	Names of Reporting Persons. WestView Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power See Item 5

	6	Shared Voting Power See Item 5

	7	Sole Dispositive Power See Item 5

	8	Shared Dispositive Power See Item 5

9	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) See Item 5

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 09689U 102		Schedule 13G

1	Names of Reporting Persons. WestView Capital Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power See Item 5

	6	Shared Voting Power See Item 5

	7	Sole Dispositive Power See Item 5

	8	Shared Dispositive Power See Item 5

9	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) See Item 5

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 09689U 102		Schedule 13G

1	Names of Reporting Persons. Carlo A. von Schroeter

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power See Item 5

	6	Shared Voting Power See Item 5

	7	Sole Dispositive Power See Item 5

	8	Shared Dispositive Power See Item 5

9	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) See Item 5

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 09689U 102		Schedule 13G

1	Names of Reporting Persons. Richard J. Williams

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power See Item 5

	6	Shared Voting Power See Item 5

	7	Sole Dispositive Power See Item 5

	8	Shared Dispositive Power See Item 5

9	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) See Item 5

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 09689U 102	Schedule 13G

Item 1.
	(a)	Name of Issuer Body Central Corp.
	(b)	Address of Issuer’s Principal Executive Offices 6225 Powers Avenue Jacksonville, FL 32217

Item 2.
(a)

Name of Person Filing:
This Schedule 13G is filed by WVCP Management, LLC, a Delaware limited liability company (“WVCP”), WestView Capital Management, L.P., a Delaware limited partnership (“WestView Capital Management”), WestView Capital Partners, L.P., a Delaware limited partnership (“WestView”), Carlo A. von Schroeter and Richard J. Williams. WVCP is the sole general partner of WestView Capital Management, which is the sole general partner of WestView.  Messrs. von Schroeter and Williams are the managers of WVCP. WVCP, WestView Capital Management, WestView and Messrs. von Schroeter and Williams are referred to individually herein as a “Reporting Person,” and collectively as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the Reporting Persons is c/o WestView Capital Partners, 125 High Street, 26th floor, Boston MA 02110.

(c)

Citizenship
WVCP is a limited liability company organized under the laws of Delaware. Each of WestView Capital Management and WestView is a limited partnership organized under the laws of Delaware. Each of Messrs. von Schroeter and Williams is a citizen of the United States.

	(d)	Title of Class of Securities: This Schedule 13G report relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Body Central Corp.
	(e)	CUSIP Number 09689U 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
		☐	Broker or dealer registered under Section 15 of the Act;
		☐	Bank as defined in Section 3(a)(6) of the Act;
		☐	Insurance company as defined in Section 3(a)(19) of the Act;
		☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
		☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
		☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
		☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
		☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
		☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
		☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
Not applicable.

CUSIP No. 09689U 102	Schedule 13G

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: WVCP - See Item 5 WestView Capital Management – See Item 5 WestView - See Item 5 Carlo A. von Schroeter - See Item 5 Richard J. Williams - See Item 5
	(b)	Percent of class: WVCP - See Item 5 WestView Capital Management – See Item 5 WestView - See Item 5 Carlo A. von Schroeter - See Item 5 Richard J. Williams - See Item 5
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote. WVCP - See Item 5 WestView Capital Management - See Item 5 WestView - See Item 5 Carlo A. von Schroeter - See Item 5 Richard J. Williams - See Item 5
		(ii)	Shared power to vote or to direct the vote. WVCP - See Item 5 WestView Capital Management - See Item 5 WestView - See Item 5 Carlo A. von Schroeter - See Item 5 Richard J. Williams - See Item 5
		(iii)	Sole power to dispose or to direct the disposition of. WVCP - See Item 5 WestView Capital Management - See Item 5

CUSIP No. 09689U 102	Schedule 13G

WestView - See Item 5 Carlo A. von Schroeter - See Item 5 Richard J. Williams - See Item 5
(iv)

Shared power to dispose or to direct the disposition of.

WVCP - See Item 5
WestView Capital Management - See Item 5
WestView - See Item 5
Carlo A. von Schroeter - See Item 5
Richard J. Williams - See Item 5

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 09689U 102	Schedule 13G

Item 10.	Certification
Not Applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  Each of the undersigned agrees to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated:  February 14, 2012

WVCP MANAGEMENT, LLC

BY:	/s/ Carlo A. von Schroeter
CARLO A. VON SCHROETER
MANAGER

WESTVIEW CAPITAL MANAGEMENT, L.P.
BY: WVCP MANAGEMENT, LLC

BY:	/s/ Carlo A. von Schroeter
CARLO A. VON SCHROETER
MANAGER

WESTVIEW CAPITAL PARTNERS, L.P.

BY: WESTVIEW CAPITAL MANAGEMENT, L.P.
BY: WVCP MANAGEMENT, LLC

BY:	/s/ Carlo A. von Schroeter
CARLO A. VON SCHROETER
MANAGER

/s/ Carlo A. von Schroeter
CARLO A. VON SCHROETER

/s/ Richard J. Williams
RICHARD J. WILLIAMS

CUSIP No. 09689U 102	Schedule 13G

Exhibit Index

Exhibit No.	Description	Page No.

1	Agreement of Joint Filing	12

CUSIP No. 09689U 102	Schedule 13G

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Act of 1934, as amended, the undersigned hereby agree that only the statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned shares of Common Stock of Body Central Corp.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 09689U 102	Schedule 13G

EXECUTED this 14th day of February, 2012.

WVCP MANAGEMENT, LLC

BY:	/s/ Carlo A. von Schroeter
CARLO A. VON SCHROETER
MANAGER

WESTVIEW CAPITAL MANAGEMENT, L.P.

BY: WVCP MANAGEMENT, LLC

BY:	/s/ Carlo A. von Schroeter
CARLO A. VON SCHROETER
MANAGER

WESTVIEW CAPITAL PARTNERS, L.P.

BY: WESTVIEW CAPITAL MANAGEMENT, L.P.
BY: WVCP MANAGEMENT, LLC

BY:	/s/ Carlo A. von Schroeter
CARLO A. VON SCHROETER
MANAGER

/s/ Carlo A. von Schroeter
CARLO A. VON SCHROETER

/s/ Richard J. Williams
RICHARD J. WILLIAMS